EXHIBIT 99.1

eFuture Announces Unaudited Fourth Quarter and Full Year 2014 Financial Results

4Q14 Total Revenue Up 44% YoY to US$20.9 million

4Q14 Gross Profit Up 48% YoY to US$9.7million

Full Year 2014 Net Income Up to US$1.7million

BEIJING, March 3, 2015 (GLOBE NEWSWIRE) -- eFuture Information Technology Inc. (Nasdaq:EFUT) (the "Company" or "eFuture"), a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Full Year 2014 Financial and Operational Highlights

  Total revenue increased 10% year-over-year to RMB217.4 million (US$35.0 million).
  Gross profit increased 20% year-over-year to RMB95.8 million (US$15.4 million).
  Adjusted EBITDA increased to RMB23.3 million (US$3.8 million), compared to negative RMB0.8 million in 2013.
  Operating income increased to RMB14.5 million (US$2.3 million), compared to an operating loss of RMB7.8 million in 2013.
  Net income increased to RMB10.5 million (US$1.7 million), compared to a net loss of RMB7.5 million in 2013.
  Adjusted net income increased to RMB17.6 million (US$2.8 million), compared to an adjusted net loss of RMB2.3 million in 2013.
  Basic and diluted earnings per share increased to RMB2.41 (US$0.39), as compared to basic and diluted loss per share of RMB1.76 in 2013.
  Adjusted diluted earnings per share increased to RMB4.04 (US$0.65), as compared to adjusted diluted loss per share of RMB0.55 in 2013.
  Backlog as of December 31, 2014 increased 16% year-over-year to RMB145.3 million (US$23.4 million).
  myStore registered user base increased to 1.5 million by the end of December 2014.

Fourth Quarter 2014 Financial Highlights

  Total revenue increased 44 % year-over-year to RMB129.5 million (US$20.9 million).
  Gross profit increased 48% year-over-year to RMB60.2 million (US$9.7 million).
  Adjusted EBITDA increased 272% year-over-year to RMB31.5 million (US$5.1 million), compared to RMB8.5 million in the fourth quarter 2013.
  Operating income increased 296% year-over-year to RMB27.7 million (US$4.5 million), compared to RMB7.0 million in the fourth quarter 2013.
  Net income increased 324 % year-over-year to RMB21.9 million (US$3.5 million), compared to RMB5.2 million in the fourth quarter 2013.
  Adjusted net income increased 309% year-over-year to RMB25.2 million (US$4.1 million), compared to adjusted net income of RMB6.2 million in the fourth quarter 2013.
  Basic and diluted earnings per share increased 318% year-over-year to RMB5.07 (US$0.82), as compared to RMB1.21 in the fourth quarter 2013.
  Adjusted diluted earnings per share increased 303% year-over-year to RMB5.85 (US$0.94), as compared to adjusted diluted earnings per share of RMB1.45 in the fourth quarter 2013.

Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, commented on the results. "The year 2014 was a remarkable year for eFuture. The software business returned to growth, while myStore also experienced a large-scale public testing, whereby the registered users approximated 2 million as of the end of February 2015.

"As a solid foundation and resource pool for myStore development, we obtained steady growth in logistics, grocery and e-commerce industry in 2014. We will continue to increase our investment in the software business, and expect to expand market share in the top 100 chain retailers and in the tier three and four cities. In 2014, myStore-driven omni-channel (including online, offline, mobile and social media channels) solutions began to enter the market, and are receiving positive feedback.

"The goal of myStore is to connect the customers, the physical stores and its staff. With a cell phone the customers can buy anything and interact with the staff of the physical stores anytime, anywhere. They can go to the store and pick up the goods they've just ordered via mobile devices or just wait for delivery at home. The fast mobile payment channel in the physical stores could also help them to save time while making payment. To achieve this goal, we will continue to expand investment on myStore, connecting more local retail stores to enhance the user experience."

"We have been engaged in a strategic transformation towards mobile internet since 2012. I'm pleased to announce that we are successfully executing our strategy and delivering on our commitments to increase earnings and the value of the Company by exceeding guidance in the fourth quarter of 2014," Ms. Ping Yu, Chief Financial Officer, commented, "We worked to optimize our revenue mix and decreased the proportion of low-margin hardware business in 2014. As a result, gross margin increased from 40% to 44%. Going forward, it is our goal to drive sustained profitable growth to maximize long-term shareholder value. The Board and management team are focused on the execution of our strategy and strategic initiatives to elevate human efficacy and effectively manage general and administrative expenses over the long term."

FULL YEAR 2014 FINANCIAL RESULTS

Revenue

Total revenue for full year of 2014 increased to RMB 217.4 million (US$35.0 million) from RMB197.9 million in 2013.

Revenue Breakdown

	FY13	FY14
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Software license sales	67,873	83,856	13,515	24%
Hardware sales	28,155	5,948	959	-79%
Service fee income	101,905	127,598	20,565	25%
Total	197,933	217,402	35,039	10%

Software license revenue for 2014 increased 24% year-over-year to RMB83.9 million (US$13.5 million) from RMB67.9 million in 2013. The increase was primarily due to increased sales in the shopping mall, the e-commerce and the logistics industries.

Hardware revenue for 2014 decreased 79% year-over-year to RMB5.9 million (US$1.0 million) from RMB28.2 million in 2013. The decrease was a result of the Company's strategy to focus on higher margin projects.

Service fee income for 2014 increased 25% year-over-year to RMB127.6 million (US$20.6 million) from RMB101.9 million in 2013. The increase was primarily attributable to completion of a few large projects in the department store and grocery industries as well as a result of increased maintenance service fee income from key customers. The sales of myStore driven omni-channel solutions also made significant contributions to the growth of service fee income.

Cost of Revenue

Cost of revenue for 2014 increased 3% to RMB121.6 million (US$19.6 million) from RMB118.4 million in 2013.

Cost of Revenue Breakdown

	FY13	FY14
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Cost of software license sales	11,990	19,698	3,175	64%
Cost of hardware sales	23,188	5,119	825	-78%
Cost of service fee	79,533	92,989	14,987	17%
Amortization of acquired technology	286	--	--	-100%
Amortization of software costs	3,367	3,769	607	12%
Total	118,364	121,575	19,594	3%

Gross Profit and Gross Margin

Gross profit increased 20% year-over-year to RMB95.8 million (US$15.4 million) from RMB79.6 million in 2013, and consolidated gross margin for 2014 improved to 44%, compared with 40% in 2013. The improvement in gross margin was mainly due to lower proportion of hardware sales resulting from the Company's strategy to focus on higher margin projects.

Operating Expenses

Research and development ("R&D") expenses for 2014 increased 7% year-over-year to RMB7.7 million (US$1.2 million), or 4% of total revenue, compared with RMB7.2million, or 4% of total revenue in 2013. The increase was primarily attributable to the investment on software business.

General and administrative expenses ("G&A") for 2014 decreased 20% year-over-year to RMB27.2 million (US$4.4 million), representing 12% of total revenue, compared with RMB33.8 million, or 17% of total revenue in 2013. The decrease was primarily attributable to a lower head count and a reduction of meeting expenses as result of improved management efficiency and effective cost containment.

Selling and distribution ("S&D") expenses for 2014 was RMB46.5 million (US$7.5 million), representing 21% of total revenue, compared with RMB46.4 million, or 23% of total revenue in 2013. S&D expenses remained stable.

Operating Income

Operating income in 2014 was RMB14.5 million (US$2.3 million), compared with an operating loss of RMB7.8 million in 2013. The Improvement was primarily due to the increased gross margin reflecting the Company's strategy of focusing on higher margin projects and decreasing operating expenses, resulting from improved management efficiency and effective cost control.

Net Income/Adjusted Net Income and Earnings Per Share/Adjusted Earnings Per Share

2014 net income was RMB10.5 million (US$1.7 million), compared with a net loss of RMB7.5 million in 2013. Adjusted net income for 2014 was RMB17.6 million (US$2.8 million), compared with an adjusted net loss of RMB2.3 million in 2013.

Basic and diluted earnings per share in 2014 was RMB2.41 (US$0.39), compared to basic and diluted loss per share of RMB1.76 in 2013. Adjusted diluted earnings per share was RM4.04 (US$0.65), compared to an adjusted diluted loss per share of RMB0.55 in 2013.

EBITDA

Adjusted EBITDA for 2014 improved to RMB23.3 million (US$3.8 million), compared to negative RMB0.8 million in 2013.

FOURTH QUARTER 2014 FINANCIAL RESULTS

Revenue

Total revenue for the fourth quarter 2014 increased 44% to RMB129.5 million (US$20.9 million) from RMB89.9 million in the fourth quarter 2013.

Revenue Breakdown

	4Q13	4Q14
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Software license sales	34,692	55,092	8,879	59%
Hardware sales	8,647	3,508	565	-59%
Service fee income	46,519	70,897	11,427	52%
Total	89,858	129,497	20,871	44%

Software license revenue for the fourth quarter 2014 increased 59% year-over-year to RMB55.1 million (US$8.9 million) from RMB34.7 million in the fourth quarter 2013. The increase was primarily attributable to increased sales in the grocery industry and e-commerce industries.

Hardware revenue in the fourth quarter 2014 decreased 59% year-over-year to RMB3.5 million (US$0.6 million) from RMB8.6 million in the fourth quarter 2013. The decrease was a result of the Company's strategy of focusing on higher margin projects.

Service fee income for the fourth quarter 2014 increased 52% year-over-year to RMB70.9 million (US$11.4 million) from RMB46.5 million in the fourth quarter 2013. The increase was primarily due to completion of a few large projects in the department store and grocery industries as well as a result of increased maintenance service fee income from key customers..

Cost of Revenue

Cost of revenue for the fourth quarter 2014 increased 41% to RMB69.3 million (US$11.2 million) from RMB49.3 million in the fourth quarter 2013.

Cost of Revenue Breakdown

	4Q13	4Q14
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Cost of software license sales	5,979	12,229	1,971	105%
Cost of hardware sales	6,806	2,814	454	-59%
Cost of service fee	35,644	53,288	8,588	50%
Amortization of software costs	848	958	154	13%
Total	49,277	69,289	11,167	41%

Gross Profit and Gross Margin

Gross profit increased 48% year-over-year to RMB60.2 million (US$9.7 million) from RMB40.6 million in the fourth quarter 2013, and consolidated gross margin for the fourth quarter 2014 improved to 46%, compared with 45% in the fourth quarter 2013. The improvement in gross margin was primarily due to lower proportion of hardware sales as a result of the Company's strategy of focusing on higher margin projects.

Operating Expenses

Research and development ("R&D") expenses for the fourth quarter 2014 increased 22% year-over-year to RMB5.7 million (US$0.9 million), representing 4% of total revenue, compared to RMB4.7 million, or 5% of total revenue in the fourth quarter 2013. The increase was primarily attributable to the investment on software business.

General and administrative expenses ("G&A") for the fourth quarter 2014 decreased 25% year-over-year to RMB10.1 million (US$1.6 million), representing 8% of total revenue, compared with RMB13.4 million, or 15% of total revenue in the fourth quarter 2013. The decrease was primarily attributable to a lower head count and decreased outsourcing service expenses as result of improved management efficiency and more effective cost control.

Selling and distribution ("S&D") expenses for the fourth quarter 2014 increased 8% year-over-year to RMB16.7 million (US$2.7 million), representing 13% of total revenue, compared with RMB15.5 million, or 17% of total revenue in the fourth quarter 2013. The increase was primarily attributable to investments in marketing events for the promotion of myStore.

Operating Income

Operating income in the fourth quarter 2014 was RMB27.7 million (US$4.5 million), increased by 296% from RMB7.0 million in the fourth quarter 2013.

Net Income /Adjusted Net Income and Earnings Per Share/Adjusted Earnings Per Share

Fourth quarter 2014 net income increased 324% to RMB21.9 million (US$3.5 million), compared net income of RMB5.2 million in the fourth quarter 2013. Adjusted net income for the fourth quarter 2014 increased 309% to RMB25.2 million (US$4.1 million), compared with RMB6.2 million in the fourth quarter 2013.

Basic and diluted earnings per share in the fourth quarter 2014 increased to RMB5.07 (US$0.82), compared to basic and diluted earnings per share of RMB1.21 in the fourth quarter 2013. Adjusted diluted earnings per share was RMB5.85 (US$0.94), compared to RMB1.45 in the fourth quarter 2013.

EBITDA

Adjusted EBITDA for the fourth quarter 2014 increased 272% to RMB31.5 million (US$5.1 million), compared to RMB8.5 million in the fourth quarter 2013.

Balance Sheet and Cash Flow

As of December 31, 2014, cash and cash equivalents were RMB64.6 million (US$10.4 million), a increase of RMB1.9 million from RMB62.6 million as of December 31, 2013. The increase was mainly attributable to increased cash flows from operating activities resulting from improved operating efficiency and cash flows from short-term loans.

Total accounts receivable as of December 31, 2014 increased 51% to RMB40.0 million (US$6.4 million) from RMB26.4 million as of December 31, 2013. This resulted from the completion of several projects in the fourth quarter 2014 and it is expected that customers will be making payments over the next few months.

Inventory and work in processes as of December 31, 2014 decreased 17% to RMB16.6 million (US$2.7 million) from RMB19.9 million as of December 31, 2013. The decrease was primarily attributable to completion of several projects in the fourth quarter 2014.

For the full year ended December 31, 2014, net cash provided by operating activities was RMB8.6 million (US$1.4 million). Net cash used in investing activities was RMB17.4 million (US$2.8 million). Net cash provided by financing activities was RMB10.7 (US$1.7 million).

FIRST QUARTER 2015 GUIDANCE

eFuture expects total revenue for the first quarter 2015 to range between RMB21 million (US$3.4 million) to RMB26 million (US$4.2 million), and adjusted EBITDA for the first quarter 2015 is expected to range between negative RMB7.5 million (US$1.2 million) to negative RMB4 million (US$0.6 million).

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.2046 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2014 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture's unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to eFuture's historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture's management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture's management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company's cost structure. eFuture's management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture's financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture's operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company's year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries. As a pioneer and proponent of omni-channel and mobile internet solutions in the Asia-pacific, we developed myStore, a mobile shopping social network, to connect consumers and physical stores. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of March 3, 2015, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

– FINANCIAL TABLES TO FOLLOW –

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.2046
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,
	2013	2014	2014
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	62,620,652	64,558,916	10,405,009
Trade receivables,net of allowance for doubtful accounts of ¥3,682,874 and ¥4,502,766($725,714), respectively	26,436,484	39,979,759	6,443,567
Refundable value added tax	2,047,262	6,765,916	1,090,468
Advances to employees	1,448,742	1,117,272	180,072
Advances to suppliers	--	1,317	212
Other receivables	2,094,282	2,470,469	398,167
Prepaid expenses	1,237,347	1,554,052	250,468
Inventory and work in process,, net of inventory provision of ¥3,415,570 and ¥2,680,514($432,020), respectively	19,900,382	16,612,128	2,677,389
Total current assets	115,785,151	133,059,829	21,445,352
Non-current assets
Long-term investments,net of impairment of net of impairment of ¥240,000 and ¥240,000($38,681), respectively	--	--	--
Property and equipment, net of accumulated depreciation of ¥8,134,647 and ¥9,515,986($1,533,699), respectively	3,498,773	3,279,483	528,557
Intangible assets, net of accumulated amortization of ¥76,424,196 and ¥80,188,961($12,924,115), respectively	33,601,807	40,294,675	6,494,323
Goodwill	80,625,667	80,625,667	12,994,499
Deferred tax assets	8,475,460	7,209,598	1,161,976
Total non-current assets	126,201,707	131,409,423	21,179,355
Total assets	241,986,858	264,469,252	42,624,707

LIABILITIES AND EQUITY
Current liabilities
Short-term loans	--	10,692,003	1,723,238
Trade payables	11,999,261	12,408,308	1,999,856
Other payables	18,381,881	17,956,415	2,894,049
Accrued expenses	22,237,200	20,946,679	3,375,992
Taxes payable	15,608,001	15,998,905	2,578,555
Advances from customers	54,070,691	52,908,002	8,527,222
Total current liabilities	122,297,034	130,910,312	21,098,912

Equity
Ordinary shares $0.0756 U.S. dollars par value; 6,613,756 shares, authorized; 3,921,176 shares and 3,989,626 shares issued and outstanding, respectively	2,326,182	2,357,978	380,037
Additional paid-in capital	231,082,930	234,405,541	37,779,316
Statutory reserves	7,569,001	7,569,001	1,219,902
Accumulated deficits	(121,288,289)	(110,773,580)	(17,853,460)
Total equity	119,689,824	133,558,940	21,525,795
Total liabilities and equity	241,986,858	264,469,252	42,624,707

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES						Exchange rate	6.2046
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Year ended				Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars		Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,		December 31,	December 31,	December 31,
	2013	2014	2014	Y-o-Y Change	2013	2014	2014	Y-o-Y Change
	(Audited)	(Unaudited)	(Unaudited)%		(Unaudited)	(Unaudited)	(Unaudited)%
Revenues
Software revenue	67,872,447	83,855,657	13,515,079	24%	34,692,400	55,091,541	8,879,145	59%
Hardware revenue	28,155,097	5,948,379	958,705	-79%	8,647,042	3,507,942	565,378	-59%
Service fee revenue	101,905,255	127,597,985	20,565,062	25%	46,519,053	70,897,369	11,426,582	52%
Total Revenues	197,932,799	217,402,021	35,038,846	10%	89,858,495	129,496,852	20,871,104	44%

Cost of revenues
Cost of software revenue	11,989,808	19,697,887	3,174,723	64%	5,978,799	12,228,960	1,970,951	105%
Cost of hardware revenue	23,188,160	5,118,559	824,962	-78%	6,806,205	2,813,889	453,517	-59%
Cost of service fee revenue	79,532,929	92,989,355	14,987,163	17%	35,644,425	53,288,771	8,588,591	50%
Amortization of acquired technology	286,000	--	--	-100%	--	--	--
Amortization of software costs	3,367,180	3,769,038	607,459	12%	848,065	957,842	154,376	13%
Total Cost of Revenues	118,364,077	121,574,839	19,594,307	3%	49,277,494	69,289,462	11,167,434	41%

Gross Profit	79,568,722	95,827,182	15,444,538	20%	40,581,001	60,207,390	9,703,670	48%

Operating Expenses
Research and development expenses	7,247,250	7,743,506	1,248,027	7%	4,677,451	5,712,871	920,748	22%
General and administrative expenses	33,794,971	27,155,351	4,376,648	-20%	13,411,506	10,081,305	1,624,811	-25%
Selling and distribution expenses	46,366,677	46,452,025	7,486,707	0%	15,496,872	16,729,927	2,696,375	8%
Total Operating Expenses	87,408,898	81,350,882	13,111,382	-7%	33,585,829	32,524,103	5,241,934	-3%

Income (Loss) from operations	(7,840,176)	14,476,300	2,333,156		6,995,172	27,683,287	4,461,736	296%

Other income (expenses)
Interest income	332,299	564,750	91,021		53,707	83,490	13,456
Interest expenses	--	(164,171)	(26,460)		--	(139,146)	(22,426)
Other income	449,787	587,836	94,742		118,401	23,355	3,764
Foreign currency exchange gain (loss)	(106,124)	7,649	1,233		(22,703)	(11,366)	(1,832)
Income (Loss) before income tax	(7,164,214)	15,472,364	2,493,692		7,144,577	27,639,620	4,454,698
Less: Income tax expense	287,296	4,957,655	799,029		1,990,675	5,785,576	932,466
Net Income (Loss)	(7,451,510)	10,514,709	1,694,663		5,153,902	21,854,044	3,522,233	324%
Earnings (Loss) per share
Basic	(1.76)	2.41	0.39		1.21	5.07	0.82	318%
Diluted	(1.76)	2.41	0.39		1.21	5.07	0.82	318%
Basic Weighted-average Shares Outstanding	4,224,676	4,354,703	4,354,703		4,245,926	4,309,234	4,309,234
Fully-Diluted Weighted-average Shares Outstanding	4,224,676	4,354,860	4,354,860		4,245,926	4,309,234	4,309,234

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES					Exchange rate	6.2046
NON-GAAP MEASURES OF PERFORMANCE

	Year ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating Income (loss) (GAAP Basis)	(7,840,176)	14,476,300	2,333,156	6,995,172	27,683,287	4,461,736

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	286,000	--	--	--	--	--
Add back amortization of intangibles	3,367,180	3,769,038	607,459	848,065	957,842	154,376
Add back share-based compensation expenses	1,462,882	3,298,602	531,638	163,080	2,397,094	386,341
Adjusted non-GAAP operating income (loss)	(2,724,114)	21,543,940	3,472,253	8,006,317	31,038,223	5,002,454
Add back depreciation	1,897,003	1,804,164	290,778	451,211	421,035	67,859

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(827,111)	23,348,104	3,763,031	8,457,528	31,459,258	5,070,312

NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA, as a percentage of revenue

Operating Income (loss) (GAAP BASIS)	-4%	7%	7%	8%	21%	21%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	0%	0%	0%	0%	0%	0%
Amortization of intangibles	2%	2%	2%	1%	1%	1%
Share-based compensation expenses	1%	2%	2%	0%	2%	2%
Adjusted non-GAAP operating profit (loss)	-1%	10%	10%	9%	24%	24%
Depreciation	1%	1%	1%	1%	0%	0%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	0%	11%	11%	9%	24%	24%

NON-GAAP EARNINGS PER SHARE
Net Income (loss)	(7,451,510)	10,514,709	1,694,663	5,153,902	21,854,044	3,522,233
Amortization of acquired software technology	286,000	--	--	--	--	--
Amortization of intangibles	3,367,180	3,769,038	607,459	848,065	957,842	154,376
Share-based compensation expenses	1,462,882	3,298,602	531,638	163,080	2,397,094	386,341
Adjusted Net Income (Loss)	(2,335,448)	17,582,349	2,833,760	6,165,047	25,208,980	4,062,950

Adjusted non-GAAP diluted earnings (loss) per share	(0.55)	4.04	0.65	1.45	5.85	0.94
Shares used to compute non-GAAP diluted earnings (loss) per share	4,224,676	4,354,860	4,354,860	4,245,926	4,309,234	4,309,234

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES					Exchange rate	6.2046
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Income (loss)	(7,451,510)	10,514,709	1,694,663	5,153,902	21,854,044	3,522,233
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation of property and equipment	1,897,003	1,804,164	290,778	451,211	421,035	67,859
Amortization of intangible assets	3,653,180	3,769,038	607,459	848,065	957,842	154,376
Loss on disposal of property and equipment	9,008	26,165	4,217	7,587	2,230	359
Allowance for doubtful accounts	1,874,355	1,952,411	314,672	(295,827)	717,900	115,704
Provision for loss in inventory and work in process	5,561,134	(735,056)	(118,470)	2,004,259	(4,057,440)	(653,941)
Compensation expenses	1,462,882	3,298,602	531,638	163,080	2,397,094	386,341
Deferred income taxes	(619,250)	1,265,862	204,020	1,084,153	2,093,783	337,457
Foreign exchange loss (gain)	35,280	3,216	518	(46,915)	(3,060)	(493)
Other noncash expense	--	5,172,027	833,579	--	4,280,082	689,824
Changes in assets and liabilities:
Trade receivables	(3,305,936)	(15,845,686)	(2,553,861)	(1,634,366)	(14,963,450)	(2,411,670)
Refundable value added tax	2,953,447	(4,718,654)	(760,509)	1,383,536	(2,134,888)	(344,081)
Advances to employees	(82,747)	331,470	53,423	(89,094)	421,059	67,862
Advances to suppliers	--	(1,317)	(212)	29,511	29,350	4,730
Other receivables	662,879	(26,187)	(4,221)	372,339	(137,192)	(22,111)
Prepaid expenses	(102,745)	(316,705)	(51,044)	798,253	97,526	15,718
Inventory and work in process	(6,161,784)	4,023,310	648,439	4,744,388	28,413,689	4,579,455
Trade payables	(5,549,585)	409,047	65,926	4,316,276	4,497,066	724,795
Other payables	1,461,460	(425,466)	(68,573)	4,128,437	(884,630)	(142,576)
Accrued expenses	(2,959,076)	(1,290,521)	(207,994)	15,556,481	13,098,513	2,111,097
Taxes payable	(520,905)	554,428	89,358	6,448,415	10,728,141	1,729,062
Advances from customers	6,551,079	(1,162,689)	(187,392)	(15,602,155)	(42,217,658)	(6,804,251)
Net cash provided by (used in) operating activities	(631,831)	8,602,168	1,386,414	29,821,536	25,611,036	4,127,749

Cash flows from investing activities:
Purchases of property and equipment	(1,052,469)	(1,789,314)	(288,385)	(413,779)	(244,654)	(39,431)
Payments for intangible assets	(15,038,783)	(15,633,933)	(2,519,734)	(1,938,142)	(4,219,829)	(680,113)
Cash received from disposal of property and equipment	5,650	14,751	2,377	--	11,451	1,846
Net cash used in investing activities	(16,085,602)	(17,408,496)	(2,805,741)	(2,351,921)	(4,453,032)	(717,698)

Cash flows from financing activities:
Proceeds from short-term loans	--	10,692,003	1,723,238	--	7,692,003	1,239,726
Proceeds from exercise of options by employees	--	55,805	8,994	--	--	--
Net cash provided by financing activities	--	10,747,808	1,732,232	--	7,692,003	1,239,726

Effect of exchange rate changes on cash and cash equivalents	(35,280)	(3,216)	(518)	46,915	3,060	493

Net increase (decrease) in cash and cash equivalents	(16,752,713)	1,938,264	312,387	27,516,530	28,853,067	4,650,270

Cash and cash equivalents at beginning of period	79,373,365	62,620,652	10,092,617	35,104,122	35,705,849	5,754,738
Cash and cash equivalents at end of period	62,620,652	64,558,916	10,405,009	62,620,652	64,558,916	10,405,009
					--
Supplemental cash flow information
Interest expenses	--	164,171	26,460	--	139,146	22,426
Income tax paid	3,796,612	3,736,424	602,202	--	--	--
CONTACT: Investor Contact:
         Troe Wen, Company Secretary
         eFuture Information Technology Inc.
         +86 10 52937699
         ir@e-future.com.cn